February 20, 2008

Mail Stop 7010

By U.S. Mail and facsimile to (512) 683-6913

James Truchard
Chief Executive Officer
National Instruments Corporation
11500 North Mopac Expressway
Austin, TX 78759

>   **Re: National Instruments Corporation**
>   **Definitive 14A**
>   **Filed April 2, 2007**
>   **File No. 0-25426**

Dear Mr. Truchard:

We have reviewed your January 8, 2008 response to our comments of December 3, 2008. Without more detail, we cannot agree or disagree with your conclusion that you have an appropriate basis to omit the identified performance targets. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this information from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings. We do not have any further comments on your filing.

Sincerely,

Craig Slivka
Attorney Advisor